SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-37602

Fuling Global Inc.

(Registrant’s name)

Southeast Industrial Zone, Songmen Town
Wenling, Zhejiang Province
People’s Republic of China 317511

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

This Amendment No. 1 on Form 6-K/A furnishes a copy of a press release issued on February 2, 2016, to clarify a press release issued on January 15, 2016. The original press release has been withdrawn.

Exhibits

No.	Description
99.1	Press release dated January 12, 2016 (previously filed on Form 6-K (File no. 001-37602) on January 15, 2016 and incorporated herein by reference).

99.2	Press release dated January 15, 2016 (withdrawn).

99.3	Press release dated February 2, 2016, titled “Fuling Global Inc. Clarifies Plans to Supply Leading U.S. Distributor Bunzl’s Western Region” (furnished herewith).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULING GLOBAL INC.

Date: February 2, 2016	By:	/s/ Gilbert Lee
	Name:	Gilbert Lee
	Title:	Chief Financial Officer